FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 8 June, 2004
                         Commission File Number 0-30358

                                  ebookers plc
                              -------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                       ------------------------------------
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X|    Form 40-F
                                   -----             ----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                  Yes       No |X|
                                     ----      ---


                               If "Yes" is marked,
                             indicate below the file
                             number assigned to the
                                  registrant in
                              connection with Rule
                                   12g3-2(b):

                                 Not applicable.
Enclosures:

6K London Stock Exchange  Schedule 11         7 June, 2004              4 pp inc
announcement: Directors' Shareholding

SCHEDULE 11
-----------

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
------------------------------------------------------------

1) NAME OF COMPANY

   EBOOKERS PLC

2) NAME OF DIRECTOR

   MICHAEL JOSEPH ANTHONY HEALY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

   AS NAMED IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

   AS NAMED IN 2

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

   N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   OPTION GRANT

7) Number of shares/amount of stock acquired

   N/A

8) % of issued Class

   N/A


9) Number of shares/amount of stock disposed

   N/A

10) %  of issued Class

    N/A


11) Class of security

    N/A

12) Price per share

    N/A

13) Date of transaction

    N/A

14) Date company informed

    N/A

15) Total holding following this notification

    N/A

16) Total percentage holding of issued class following this notification

    N/A

    IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

    4 JUNE 2004

18) Period during which or date on which exercisable

    25% VESTS ON EACH OF THE FIRST TO FOURTH ANNIVERSARIES OF GRANT - SUBJECT TO PERFORMANCE CONDITIONS. IF NOT EXERCISED LAPSE ON THE TENTH ANNIVERSARY OF GRANT

19) Total amount paid (if any) for grant of the option

    NIL

20) Description of shares or debentures involved: class, number.

    294,118 ORDINARY SHARES OF 14P

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    272p

22) Total number of shares or debentures over which options held following this notification

    294,118 ORDINARY SHARES OF 14P

23) Any additional information GRANT VALUE BASED ON 4 TIMES SALARY

    THE COMPANY'S PERFORMANCE WILL BE MEASURED OVER EACH OF THE FOUR VESTING PERIODS WITH ANNUAL TARGETS REFLECTING THE PERFORMANCE REQUIREMENTS OUTLINED IN THE 2003 REPORT AND ACCOUNTS.

24) Name of contact and telephone number for queries

    HELEN O'BYRNE, COMPANY SECRETARY - 020 7489 2208

25) Name and signature of authorised company official responsible for making this notification

    HELEN O'BYRNE, COMPANY SECRETARY

    Date of Notification     4 JUNE 2004


                                    --ends--


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   8 June 2004
                                    Leigh Grant
                                    ------------------------------
                                    Deputy Company Secretary
                                    ebookers plc